UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thornton, John L.
   c/o Goldman, Sachs & Co.
   85 Broad Street
   New York, NY  10004
2. Issuer Name and Ticker or Trading Symbol
   Ford Motor Company
   F(Common), F.PR(Series A Pref.), F.PRB (Series B Pref.)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |10,400             |D     |                           |
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Common Stock               |11/3/9|P   | |300               |A  |$44.6875   |-0-                |I     |01                         |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |43.2               |I     |02                         |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Ford Stock Equivalents|03      |     |    | |           |   |03   |03   |Common Stock|1,600  |       |1,600       |D  |            |
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Ford Stock Units      |04      |     |    | |           |   |04   |04   |Common Stock|1,200  |       |1,200       |D  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
01: The Reporting Person is a managing director of Goldman Sachs International and a member of the executive committee of Goldman, Sachs & Co. (alone and together with its affiliates, "Goldman Sachs"). The shares reported
herein as indirectly owned were purchased by Goldman Sachs.   Without admitting
any legal obligation, Goldman
Sachs will remit appropriate profits, if any, to the Company. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
02: The Reporting Person is a managing director of Goldman Sachs International and a member of the executive committee of Goldman, Sachs & Co. (alone and together with its affiliates, "Goldman Sachs"). Goldman Sachs and
The Goldman Sachs Group, L.P. ("GSG") may be deemed to own beneficially and indirectly 43.2 shares of Common
Stock which are beneficially and directly owned by the Greene Street Exchange Fund, L.P. ("Greene Street").
Goldman Sachs is the investment manager of Greene Street. An affiliate of Goldman Sachs and GSG is the general partner of Greene Street.  GSG is the 99% general partner of Goldman Sachs.
The 43.2 shares reported herein as
indirectly beneficially owned by GSG and Goldman Sachs represent GSG's proportionate interest in the shares of the Issuer owned by Greene Street. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.
03: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee
Directors.
04: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee
Directors.
SIGNATURE OF REPORTING PERSON
By:  s/ Hans L. Reich Attorney-in-fact
DATE
December 9, 1997